

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Todd Davis
President and Chief Executive Officer
Endexx Corporation
38246 North Hazelwood Circle
Cave Creek, AZ 85331

      Re: Endexx Corporation
            Form 10-K for the Fiscal Year Ended September 30, 2022
            Filed January 13, 2023
            File No. 000-30233

Dear Todd Davis:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

Item 9a. Controls and Procedures, page 30

1.   Please disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the end of the period covered by this report. Refer to Items 307 and 308(a)(3) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended December 31, 2022.

Item 15. Exhibits and Financial Statement Schedules, page 47

2.   We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary. Refer to Item 601(b)(101) of Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data, page F-1</u>

3.   It appears that your financial statements are presented without an audit opinion. Please confirm that your financial statements were audited by an independent accountant. In addition, please amend your filing to include a report from your independent registered public accountant that covers the two fiscal years presented herein. Refer to Rules 2-02 and 8-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services